AMENDED AND RESTATED ITEM PROCESSING AGREEMENT

This Amended and Restated Item Processing Agreement (the “Agreement”) made as of the 1st day of January 2005 ("Effective Date"), for services by and between First Tennessee Bank National Association for services by its transaction processing affiliate First Express Remittance Processing, Inc. (collectively "First Express"), organized under the laws of the State of Tennessee, having its principal place of business at 165 Madison Avenue, Memphis, Tennessee 38103; and Prudential Insurance Company of America ("Prudential"), a New Jersey corporation, having its principal place of business at 751 Broad Street, Newark, New Jersey 07102.

WHEREAS, First Express is an expert in remittance processing and desires to assist Prudential in achieving its cash collection goals in the most efficient and customersensitive manner possible; and

WHEREAS, Prudential desires to retain First Express' expertise in remittance processing;

NOW THEREFORE, Prudential and First Express agree as follows:

1.	DEFINITIONS

Capitalized terms in this Agreement shall have the following meanings:

1.1.	“Affiliate”

means corporate parent or any present and future direct or indirect affiliate or subsidiary of its corporate parent or a successor by merger, acquisition or combination.

1.2.	“Business Day”

means Monday through Friday other than such holidays as observed by Prudential and First Express. In the event that Prudential does not send First Express notice as to the holidays being observed, holidays shall be: New Year's Day, Martin Luther King Day, President's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, day after Thanksgiving Day, Christmas Day and as otherwise notified in writing by each respective business groups.

1.3.	“Confidentiality Agreement”

means the Confidentiality Agreement between First Express and Prudential dated June 11, 1999, attached hereto as Schedule K and as subsequently amended.

1.4.	“Costs of Funds for 1 Day”

means (Federal Funds Rate that day divided by 360) x Delayed Funds.

1.5.“Delayed Funds”

means the difference between the funds available to Prudential for withdrawal at its depositories and the funds that would have been available if the deposit deadline had not been missed. Prudential will estimate the funds that would have been available by using the actual availability received on similar deposits during the preceding four (4) weeks.

1.6.	“Disaster Recovery Plan”

means the document attached hereto as Schedule H that specifies the procedures to be followed with respect to the continued provision of Services in the event First Express' item processing system is unavailable for use because it has been destroyed or damaged to such an extent that First Express is unable, pending restoration of the system, to provide any or all of the Services.

1.7.	“Error Losses”

means all losses sustained by Prudential by reason of First Express' errors or delays.

1.8.	“Force Majeure Event”

means circumstances beyond a party's control including without limitation, acts of God, war or other hostilities and domestic or foreign governmental acts, orders or regulations (excluding labor and union-related activities and the nonperformance of any First Express Agent regardless of cause).

1.9.	“Key Personnel”

means those First Express personnel identified in Schedule D as being critical to the performance of the Agreement.

1.10.	“Liability Cap”

means First Express' average monthly compensation received from Prudential over the three (3) calendar months prior to the current half year.

1.11.	“First Express Agents”

means any director, employee, officer, subcontractor, agent or other person or entity acting for, with or on behalf of First Express.

1.12.	“PARC”

means the acronym for Prudential's cash flow controller. PARC is a front-end system that establishes a receivable database, matches premium payments received to this database and creates premium payment transactions that are forwarded to the policy administration systems.

1.13.

“First Express Relationship Management Team”

means the point of contact for First Express identified in Schedule D. First Express may change the members only with the prior written approval of Prudential.

1.14.	“Performance Standards”

means the milestones, measurements and criteria set forth in Schedule C.

1.15.	“Processing Sites”

means First Express facility in Louisville, Kentucky as may be changed pursuant to Section 3.2.

1.16.	“Service Delivery Specification”

means the procedures and requirements as mutually agreed for each Product or line of business and as mutually modified from time to time.

1.17.	“Prudential Personnel”

means any officer, director, employee of Prudential or their immediate family member of Prudential.

1.18.	“Prudential Relationship Management Team”

means the point of contact for Prudential identified in Schedule D. Prudential may change the Members by providing written notice to First Express.

1.19.	“Reconstruction Costs”

means all costs associated with the reconstruction and recovery of a loss, including but not limited to, salary expense of staff, postage expenses, stop payment fees, reasonable attorneys' fees and court costs and other out-of -pocket expenses.

1.20.	“Remedial Costs”

means out-of-pocket costs incurred by Prudential in remedying processing errors and delays including, without limitation, costs of collecting, recovering or otherwise pursuing improper credits (including reasonable attorneys' fees and court costs) and cost of funds claimed for delayed credits.

1.21.	“Remittances”

means customer payments in the form of paper checks, paper drafts, other paper forms of payment, and cash on paper-initiated invoices issued by financial institutions and Electronic Payments.

1.22.	“Renewal Term”

means the subsequent period of such duration as may be agreed by the parties following the expiration of the Term in accordance with Section 2.

1.23.

“Services”

means the item processing and related services described in Schedule A.

1.24.	“TAD”

means any remittance turnaround document either a detachable portion of the policy holder billing statement or a payment coupon that is returned with a policy holder remittance payment.

1.25.	“Termination Charge”

means the fee specified in Section 5.1.5 for Termination for Convenience, subject to the conditions of Section 5.1.5.

2.	TERM

The Term shall mean the period of time commencing as of January 1, 2005 and expiring on December 31, 2009 unless sooner terminated pursuant to Section 5. First Express' and Prudential's respective representatives will begin discussions regarding an acceptable Renewal Term and any modifications to this Agreement applicable during a Renewal Term no later than July 1, 2009. First Express shall give Prudential notice of any price adjustments applicable to a Renewal Term at least thirty (30) days prior to July 1, 2009. If First Express and Prudential have not reached a mutually acceptable agreement regarding a Renewal Term and any modifications of the Agreement applicable thereto by November 1, 2009, then representatives from higher management of each of the parties will enter into discussions regarding the Renewal Term and any modifications of the Agreement applicable thereto. If a Renewal Term and the terms and conditions thereof have not been agreed to by the parties prior to December 31, 2009, then the Agreement shall automatically extend on a month-to-month basis on the terms and conditions set forth in this Agreement until terminated subject to the requirements under Section 5,

3.	SERVICES

3.1.	Scope of Services.

First Express shall provide the Services in an accurate, professional, complete and timely manner. In providing the Services, First Express will leverage its remittance processing expertise and research and development capabilities to provide Prudential with the benefits of improved quality, increased productivity, decreased costs, and improved service levels.

3.2.	Processing Sites.

First Express shall perform the Services at the Processing Sites. First Express shall not relocate the Processing Sites to a location outside of the Processing Site's current postal boundary in its "Metropolitan Area" (as defined by the Federal Office of Management and Budget) without Prudential's prior written consent. Nothing herein shall prohibit First Express from relocating a Processing Site to a location within the Processing Site's current postal boundary in its Metropolitan Area and upon such relocation First Express will provide Prudential notice of such fact. First Express shall pay any and all expenses that may be incurred by Prudential associated with such relocation, including by way of illustration and not limitation, telecommunications and computing interconnection costs.

3.3.	Continuous Processing.

First Express shall process Remittances pursuant to the terms of Schedule A seven (7) days each week with multiple shifts, excluding First Express holidays when processing does not occur. Such holidays must be published in December preceding the beginning of the new business year by way of a written notice to Prudential. First Express shall make funds available for deposit at Prudential's bank and transmit payment pursuant to the terms of Schedule A.

3.4.	Bank Deposit Preparation.

Prudential shall identify in writing from time to time, the banks to which the Remittances for each Processing Location shall be made available for deposit at Prudential's bank and payments transmitted by First Express. Schedule A, will identify the party maintaining the separate agreements with each bank. Prudential shall have the option, from time to time, of reviewing the relationships with such banks, and First Express shall cooperate with Prudential in amending Schedule A to implement such changes in the banking relationships as Prudential may reasonably direct.

3.5.	Lock Box Pick Up.

Prudential shall identify by the Change Request form as attached in Schedule F, the opening and closing of the United States Post Office lock box locations at which First Express shall collect Remittances at multiple times each day. First Express is authorized to accept, for deposit into Prudential's lock box account, checks payable to Prudential. First Express shall collect such Remittances from the lock boxes and make such deposits in strict accordance with the time frames set forth in Schedule A, Exhibit 1.

3.6.	Third Party Contacts.

Except as set forth in Schedule A, Prudential shall be the sole contact between Prudential and any third parties (including but not limited to Prudential customers, banks and United States Post Office) with respect to Prudential's business. Any inquiries to First Express from any such third parties with respect to Prudential's business, shall be referred immediately to the Prudential Relationship Manager.

3.7.	Scope Change.

In the event either party believes that a change in the scope of Services (whether in time frames, banking relationships, Processing Sites, remittance volumes or other factor) is necessary or desirable, such party shall submit a written change request to the other (a "Change Request") a sample of which is attached hereto in Schedule F, through the Relationship Managers for each party. If Prudential submits a Change Request to First Express, First Express shall prepare a change response ("Change Response") without charge and submit it to Prudential within ten (10) Business Days. As part of each Change Response, First Express shall provide to Prudential a written statement describing in detail:                         (a) the modifications, if any, in Services that will be required as a result of such Change Request; (b) the effect of such Change Request on the Service Delivery Specifications; and (c) the price or estimated savings associated with such Change Request ("Change Response"). If First Express submits a Change Request to Prudential, such Change Request shall include the information required for a Change Response. Prudential shall accept or reject any First Express-initiated Change Request or any Change Response, as applicable, within ten (10) Business Days after receipt of same by Prudential, or within such other period of time as the parties may mutually agree in writing. If either party accepts a Change Response in writing within ten (10) Business Days after receipt of same from the other party, such Change Response shall be deemed to be a "Change Order," and shall become part of this Agreement. If one party rejects such Change Response, the parties shall continue to perform their respective obligations and responsibilities in accordance with the terms of this Agreement.

4.	COMPENSATION

4.1.	Fees.

Prudential shall pay First Express, for the Services performed to Prudential's reasonable satisfaction, the fees as set forth in Schedule B to this Agreement. Fees may be increased once a year, provided that First Express shall give Prudential ninety (90) days prior written notice of such increase. Any such annual increase during the Term and, as may be extended in accordance with Section 2, shall be limited to the lesser of (i) four (4%) percent over fees in effect during the preceding twelve (12) month period; or (ii) the percentage change in the CPI-W during such twelve (12) month period, where CPI-W means the Consumer Price Index, all Urban Wage Earners and Clerical Workers, as published by the Bureau of Labor Statistics of the United States Department of Labor (or if not published the index specified by such bureau or its successor or that being most comparable). Notwithstanding the foregoing, First Express shall have the right to increase fees to reflect any actual increases in First Express' costs directly related to changes in Prudential's remittance documents, envelopes, mailing schedule, or systems.

First Express shall from time to time present Prudential with opportunities for process improvements. If an accepted process improvement results in a measurable cost savings for Prudential, First Express shall share in the savings. In order to qualify for the cost saving incentive, First Express must describe the feature or process improvement along with a quantification of the cost saving and measurement approach to Prudential in writing via a Change Request form and Prudential must implement the proposed change with written acceptance of the Change Request. The validity and amount of the measured cost savings will be at

Prudential's sole discretion. The amount of First Express' share of the cost saving incentive shall be calculated as follows: validated cost savings times fifty percent (50%). The cost savings incentive shall be administered over twelve (12) consecutive months and shall occur during the period of actual cost savings to Prudential.

4.2.	Other Expenses.

First Express will be responsible for all costs and expenses in connection with providing the Services as outlined in this Agreement, including but not limited to those set forth below.

4.2.1.	Telecommunications Equipment Located on First Express

Premises.

Facsimile transmission lines, equipment, data sets and such other equipment (excluding encryption) located on First Express’ premises as may be necessary to enable First Express to provide the Services.

4.2.2.	Supplies

All office and operating supplies, including but not limited to envelopes, whether or not bearing Prudential's name, unique report forms not set forth in this Agreement, and statements, deliveries thereof to be made in quantities and to the specifications agreed to in writing by the parties.

4.3.	Taxes.

Prudential shall, in addition to the payments required hereunder, pay all applicable sales, use, transfer or other taxes (excluding, however, property taxes or taxes upon First Express' income), however designated, which are levied or imposed by reason of the transaction contemplated hereunder; excluding, however, income taxes on income which may be levied against First Express. The parties agree that the determination of the amount of state and local sales and use taxes, if any, the jurisdiction to which such taxes are to be paid, and any other determinations of a substantive or procedural nature relating to such taxes, will be the responsibility and prerogative of Prudential, in its sole discretion.

All such taxes shall be specifically stated and billed to Prudential by First Express and First Express shall itemize the components on the invoices. All such taxes shall be collected and remitted to the appropriate state by First Express. First Express shall have sole responsibility for the timely payment of all applicable state and local sales and use taxes with respect to all of Prudential's purchases under this Agreement. First Express shall indemnify and hold Prudential harmless from and against the amount of any claims, lawsuits or audits by state and local governmental agencies responsible for collecting sales and use taxes. First Express will further lend its full cooperation to Prudential in the administration of any exemptions from sales tax to which Prudential may be entitled including, but not limited to, Urban Enterprise Zone exemptions, resale exemptions, or "in lieu" exemptions in relation to Prudential's status as an insurance company.

4.4.	Most Favored Customer.

First Express represents that all of the prices, terms and benefits granted herein to Prudential by First Express are comparable to or better than the equivalent prices being offered by First Express to any other insurance or similar financial services industry customer possessing similar remittance volume, characteristics, and processing specifications by payment type mix and shall provide an annual attestation in writing as to its compliance with this Section. First Express further represents that in the event First Express shall, during the term of this Agreement, enter into arrangements with any other such customer providing better processing fees, transaction fees, or service fees (on a blended total price basis), this Agreement shall thereupon be deemed amended, as of the effective date thereof, to provide the same to Prudential, and Prudential shall promptly receive an appropriate billing adjustment for any price differential.

5.	TERMINATION

5.1.	Prudential Right to Terminate.

Prudential, at its option, may elect, at any time and without further obligation or liability to First Express whatsoever, to terminate this Agreement in whole or in part based on one or more of the events set forth herein.

5.1.1.	Uncured Breach.

Prudential may terminate this Agreement at any time should First Express commit any material breach of this Agreement and fail to cure such breach within thirty (30) days after First Express' receiving written notice of such breach from Prudential.

5.1.2.	Insolvency.

Prudential may terminate this Agreement on written notice to First Express if First Express becomes unable to meet its debts as they become due, or a petition of bankruptcy is filed by or against First Express and such petition is not vacated within thirty (30) days after filing, or if First Express makes an arrangement for the benefit of its creditors, enters liquidation or receivership, or ceases to do business in a normal and customary manner.

5.1.3.	Change in Entity.

Prudential may terminate or modify this Agreement if First Express undergoes a change which is in essence one of ownership or control, including but not limited to, merger, asset sale, transfer of a substantial portion of business, or sale of a substantial share of First Express' general voting securities.

5.1.4.

Error Losses.

In the event First Express' liability reaches the Liability Cap, Prudential may terminate this Agreement pursuant to Section 5.1.1.

5.1.5.	Convenience.

Prudential may terminate this Agreement for convenience on three hundred sixty-five (365) days written notice to First Express, provided however, that Prudential shall be obligated to pay a Termination Charge if such termination is to take place prior to the expiration of the Term. The Termination Charge, as stated in Table N-l in Section N.1 of Schedule N, will be based on the Termination Date. Termination Date shall mean the end date of the notification period specified herein above. First Express agrees that the Termination Charge is full and adequate compensation to First Express for any loss of investment or other economic losses and costs and the Termination Charge shall be First Express' sole remedy should Prudential terminate for convenience. Termination of this Agreement pursuant to this Section 5.1.5 shall not be effective until Prudential delivers the written termination notice to First Express. The applicable Termination Charge as stated in table N-l in Section N.1 of Schedule N will be payable on or about the Termination Date upon the receipt of a correct invoice.

5.2.	First Express Right to Terminate.

5.2.1.	Uncured Breach.

First Express may terminate this Agreement at any time in the event that Prudential fails to pay undisputed amounts due pursuant to Section 11.2 and Prudential fails to cure such breach within thirty (30) days after receiving written notice of such breach from First Express.

5.2.2.	Bankruptcy.

If an order of relief is entered against Prudential in a case commenced under Title 11 of the United States Code, Prudential shall assume or reject this Agreement within thirty (30) days thereafter; if Prudential shall fail to assume or reject this Agreement within such thirty (30) day period, First Express may terminate this Agreement immediately upon written notice to Prudential.

5.3.	Transition Rights.

Upon issuance of a termination notice, both parties shall execute in good faith a Deconversion Agreement as early as possible, as set forth in Schedule M, that shall detail the responsibilities of each party and any resulting fees charged to Prudential relative to the assistance needed or requested by Prudential, or any representative(s), agent(s) or vendor(s) specified by Prudential in any transition of the Services to Prudential or to another vendor. Such assistance shall be provided at a reasonable rate, not to exceed the Transition Assistance hourly rate as specified in Section N.2 of Schedule N (the "Transition Assistance Hourly Rate"), by First Express commencing on the issuance of a termination notice and for a period of time at least one hundred and eighty (180) days following the effective termination date of this Agreement. In the event that Prudential requires First Express to provide additional assistance to Prudential beyond such one hundred and eighty day (180) period, First Express shall continue to provide such assistance at a reasonable rate, not to exceed the Transition Assistance Hourly Rate. Any and all payments under this Section 5.3 shall be due and payable by Prudential within forty-five (45) days after Prudential receives from First Express a valid invoice detailing the specific tasks performed by First Express, the dates and hours of such performance, and the charges associated therewith, provided that such services have been performed to Prudential's reasonable satisfaction.

Upon a termination notice of this Agreement, First Express and Prudential shall take all appropriate action required by the postal authorities to effect the transition of Post Office lock box locations from those maintained by First Express to Post Office locations identified by Prudential. The parties shall cooperate with one another and the postal authorities to provide for the termination of the Post Office lock box locations used by First Express and the transfer of Remittances to the lock box locations maintained by Prudential.

Until the actual termination date of this Agreement (which includes the period for Deconversion and any extensions thereto) First Express shall continue to provide and support the services established pursuant in Schedule A subject to the terms and conditions of this Agreement First Express shall remain responsible for payment to Prudential of any adjustments or penalties as a result of the resolution of such inquiries.

5.4.	Return of Prudential Data.

First Express shall within thirty (30) days return all Prudential data, software, and material on termination of this Agreement or on Prudential's demand.

6.	RELATIONSHIP MANAGEMENT

6.1.	Right to Remove Personnel.

Prudential shall have the right, in its sole discretion, to require First Express within five (5) Business Days to replace any individual working on-site at Prudential's facilities or with direct contact with Prudential, including without limitation, the First Express Relationship Manager or any First Express Agent, whom Prudential deems to be unfit or otherwise unsatisfactory to perform First Express' duties hereunder, provided that Prudential shall exercise such right in writing. Race, gender, age, national origin or other legally protected status shall not be valid grounds for any such request by Prudential.

6.2.	Key Personnel.

Except at Prudential's specific request, First Express shall not remove or temporarily reassign any Key Personnel, including but not limited to the First Express Relationship Manager, without the prior written consent of Prudential, provided that such approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, First Express shall have the right to remove or reassign the First Express Relationship Manager or any Key Personnel upon notice to Prudential if such removal or reassignment is required due to promotion, leaves of absence, illness and the like. In the event that First Express wishes to replace or reassign such Key Personnel, the proposed replacement personnel shall be "qualified," in all respects, which shall mean that the proposed replacement personnel shall possess comparable experience and training as the personnel whom First Express proposes to replace. First Express' obligations relating to error and delay/failure rates and other Performance Standards shall not be excused in the event any First Express personnel are replaced, including without limitation for such causes as failure of the replaced First Express personnel to obtain and/or maintain the necessary training, expertise, licensure, certification or other qualifications required to perform his or her assigned duties competently. In addition, such replacement shall not be considered a Force Majeure Event.

7.	ACQUISITION

First Express represents and warrants that its Processing Site has and shall maintain without cost to Prudential sufficient capacity to accommodate, within one hundred twenty (120) days of a written request from Prudential, an increase of not more than fifty percent (50%) in customer volume when compared with the Remittance volume being processed as of the date of the notice.

In the event Prudential acquires, merges or otherwise combines with one or more additional financial institutions, or other entities, First Express agrees upon request of Prudential to provide the Services for the fees set forth in Schedule B to the acquired, merged or combined entity, even if to do so requires the acquisition of additional processing capacity and/or personnel, provided that the work has the remittance characteristics and procedures that can be accommodated in Schedule A, as may be amended by mutual agreement of the parties. If Prudential requests that First Express provide Services to such an entity, and the additional Remittance volume for such entity would result in an increase of more than fifty (50%) percent over January 1, 2005 Remittance volumes expected to First Express in accordance with Section 17, then Prudential and First Express will negotiate in good faith a specific minimum term for which such business will be provided to Prudential.

Nothing contained herein shall obligate Prudential to cause any acquired, merged or combined financial institution or portion thereof to obtain services from First Express pursuant to this Agreement.

In the occurrence where Prudential sells a portion or all of a business unit or multiple business units, First Express may offer Prudential an incentive to assist in the retention of the divested remittance volume processed at First Express. In order to qualify for the incentive, Prudential must directly and materially affect the retention of the divested remittance volume. Both parties shall agree negotiating in good faith, the specific act or acts that constitute the direct and material affect brought about by Prudential in order to qualify for the incentive payment. The incentive, if offered in writing by First Express and accepted in writing by Prudential, shall take the form of a credit on Prudential's monthly invoices and the amount of such incentive shall be calculated as follows: (a) if the entity acquiring the divested remittance volume commits to a minimum of a three (3) year Agreement with First Express, the incentive shall be as documented in Section N.3, Scenario 1 of Schedule N; (b) if the entity acquiring the divested remittance volume commits to a minimum of a five (5) year Agreement with First Express, the incentive shall be as documented in Section N.3, Scenario 2 of Schedule N. Monthly Average is herein defined as a monthly average of the divested remittance volume for prior twelve (12) months, or to the extent such information is reasonably available.

8.	EQUIPMENT AND SOFTWARE

First Express shall acquire, install, maintain, repair, operate, and upgrade all equipment and software required by it to provide the Services at its sole expense. If any remote terminal units ("RTUs") are reasonably necessary to enable First Express to provide the Services hereunder, then First Express shall notify Prudential, and Prudential shall have the option of providing such RTUs to First Express. In the event that Prudential elects not to purchase the RTUs itself, then, with Prudential's approval, First Express shall purchase them and bill Prudential for the actual costs associated therewith. Prudential shall reimburse First Express for such costs within thirty (30) days after Prudential receives from First Express an invoice detailing the costs of such RTUs, including the original invoices from the RTU vendor. Prudential shall retain all right, title and interest to such RTUs, which shall be used by First Express solely for the purpose of performing its obligations hereunder. First Express shall provide Prudential access to such RTUs upon Prudential's request for security and any other reasons, including but not limited to upgrading such RTUs to provide compatibility with Prudential's systems. First Express shall be responsible for ongoing and emergency maintenance of such RTUs to keep such RTUs in good operating condition. First Express shall have the risk of loss with respect to the RTUs in its possession and shall return such RTUs to Prudential upon termination of this Agreement in the same condition as delivered, normal wear and tear excepted. First Express shall enter into contracts for maintenance of the RTUs directly with their vendors. In no event shall Prudential have any obligations to repair or replace any RTUs.

9.	INTERFACE WITH PRUDENTIAL

The First Express Relationship Manager and the Prudential Relationship Manager assigned as the primary contacts within their respective organizations for all matters arising under this Agreement. Each party shall also assign an alternative coordinator to be contacted in the event the primary coordinator is unavailable. The parties shall hold periodic meetings to be attended by appropriate management and other personnel to discuss matters arising under this Agreement. Such meetings shall be held on a periodic basis as agreed by the coordinators.

10.	TRANSPORTATION

First Express transportation of Remittances and files, and all liabilities associated therewith between Prudential and First Express shall be the responsibility of First Express, provided, however, that Prudential shall pay for costs associated with the transportation to First Express of any Remittances received at any location other than as specified in Schedule A.

11.	BILLING

First Express shall prepare and submit monthly summary invoices in a format mutually acceptable to both parties, in arrears, for Services provided during the preceding month. Invoices shall provide an itemized breakdown of Services provided, and First Express shall provide Prudential with documentation supporting such invoices on request. If requested, by Prudential, First Express shall provide separate invoices to newly acquired entities or different divisions or affiliates of Prudential.

11.1.	Bill-to Address.

Prudential's bill-to address shall be as follows:

Prudential

Prudential Financial	Prudential Financial
C/o David Woodward	C/o Richard A. Austin
2101 Welsh Road	2101 Welsh Rd
Dresher, PA 19025	Dresher, PA 19025
David.Woodward@Prudential.com	Richard.Austin@Prudential.com

Prudential may change its bill-to address by providing written notice to First Express.

11.2.

Payment Terms.

Prudential shall pay invoices, less any amount subject to good faith dispute, net thirty (30) days from receipt of invoice.

11.3.	Offset of Liabilities.

At any time that either party owes money to the other party hereunder, the party owed may offset such amounts against fees payable to the debtor party provided that the basis for the amounts offset is provided in writing.

12.	DISASTER RECOVERY PLAN

First Express shall fully conform with the Disaster Recovery Plan, attached hereto as Schedule H, and cause such plan to be maintained at all times during the term of this Agreement.

13.	REPRESENTATIONS AND WARRANTIES

First Express represents and warrants as follows:

13.1.	Corporate Authority.

First Express has all requisite corporate power and authority to execute, deliver and perform its obligations. The execution, delivery and performance of this Agreement have been duly authorized by all requisite corporate action of First Express. No approval, authorization, consent or order of, or filing or registration with, any governmental or regulatory authority is required to be obtained or made by First Express in order to permit it to enter into and to perform its obligations under the Agreement.

13.2.	Service Quality.

The Services shall conform at all times to the descriptions and levels of services set forth in the Agreement, including but not limited to the Performance Standards set forth in Schedule C, and Prudential's reasonable requirements. All Services rendered hereunder will be performed in a professional, workmanlike manner using qualified individuals in accordance with highest industry standards and practices applicable to the performance of such Services.

13.3.	First Express Employees.

First Express shall exercise due care and diligence in the selection and training of its employees and agents and shall thoroughly screen all employees to ensure that they have no criminal record with respect to crimes of dishonesty. First Express also represents and warrants that: (a) all personnel providing services under this Agreement are eligible to legally work and accept employment in the United States, and are free from any legal or contractual restraints prohibiting working or the exercise of skills, including employment agreements or non-competition agreements with other or former employers; (b) it shall supply, at Prudential's request, the Federal I-9 Forms and, where applicable, I-797 approval notices for all of Vendor's personnel working at or on behalf of Prudential; (c) prior to assigning any individual to work on the engagement, First Express shall conduct an investigation regarding the individual's criminal background; (d) it shall not, without prior authorization from Prudential, assign any person to Prudential who has been convicted of a crime involving injury or attempted injury to any property or person; and (e) it shall inform its personnel that they must abide by Prudential's policies and security procedures while on Prudential's premises.

First Express further certifies that, in accordance with 18 U.S.C. Section 1033 and N.J.A.C. 11: 17E, First Express will not assign any individual to provide services under this Agreement who has ever been convicted of, or pled guilty or nolo contendere to a felony, or an offense in the first, second, third or fourth degree under the New Jersey Code of Criminal Justice, involving dishonesty or breach of trust, unless the individual has received an appropriate waiver from the relevant Insurance Department. If an individual has obtained a waiver, First Express will provide a copy of the waiver to Prudential prior to assigning the individual to the engagement.

13.4.	Maintenance of Equipment.

First Express shall exercise due care and diligence in the selection and maintenance of hardware and software used to perform the Services hereunder.

13.5.	Title.

The Services and other materials and services provided to, or acquired by, or licensed to Prudential under this Agreement will not infringe upon nor misappropriate any patents, copyrights, trade secrets or other proprietary rights of any third party.

13.6.	Compliance with Laws.

The Services shall be provided in accordance with all applicable laws, rules and regulations. First Express is responsible for obtaining, and has responsibility for all costs associated with, all necessary licenses, consents, approvals, permits and authorizations required by legislative enactments and regulations applicable to it that are legally required to be obtained in connection with the performance and delivery of the Services. Prudential shall reasonably cooperate with and assist First Express in obtaining any such licenses, consents, approvals, permits and authorizations.

First Express shall comply with all changes in legislative and regulatory requirements, including transborder data flow laws, that may relate to First Express' provision and Prudential's use of the Services. First Express and Prudential shall work together to identify the impact of such changes on how Prudential uses, and First Express provides, the Services and First Express shall promptly make any modifications to the Services agreed upon by First Express and Prudential in writing, if any, pursuant to Section 3.7. First Express shall be responsible for any fines and penalties arising from any noncompliance by First

Express or First Express Agents with the law with respect to its provision of the Services.

13.7.	Outstanding Litigation.

First Express represents and warrants that there is no outstanding litigation, arbitrated matter or other dispute to which First Express is a party which would reasonably be expected to have a potential or actual material adverse effect on Prudential's or First Express' ability to fulfill its respective obligations under this Agreement.

13.8.	No Harmful Code.

First Express shall use all reasonable precautions to ensure that the Services and any medium by which they are delivered to Prudential shall not contain any virus or any other contaminant, or disabling devices including, but not limited to, codes, commands or instructions that may have the effect or be used to access, alter, delete, damage or disable Prudential software, Prudential information or other Prudential property, in a manner other than in accordance with the Service Delivery Specifications.

14.	PERFORMANCE STANDARDS

First Express shall in all material respects meet the Performance Standards, including by way of illustration and not limitation, the planned completion deadlines, as well as any to which the parties may agree in writing.

First Express shall provide to Prudential reports in such form and containing such information as Prudential may request detailing First Express' performance relative to the Performance Standards. Unless otherwise requested by Prudential these reports shall be presented to the Prudential Relationship Management any time as Prudential reasonably requests. Prudential shall report to First Express during such report presentation any deficiencies it sees in the provision of Services by First Express. Report formats are set forth in Schedule G.

If any material Service deficiency is found, then within one (1) month of such finding, First Express will prepare and present to Prudential a plan to remedy the deficiency. If acceptable to Prudential, the remedial plan will be promptly implemented at First Express' sole expense, or an alternative remedy for correction of the deficiency will be devised by the parties and implemented, all at First Express' expense ("Remedy").

If First Express fails to implement its portion of the Remedy in the agreed upon fashion within thirty (30) days before the Remedy's completion date, then for each calendar month of Service or part thereof beyond the planned completion date of the Remedy for which First Express has failed to implement the Remedy, First Express will pay the full amount of Prudential's internal and external costs, as calculated by Prudential, resulting from not implementing the Remedy within such thirty (30) day time frame. In the event such failure to implement the Remedy occurs for two (2) successive months, or if after good faith efforts by both parties an acceptable Remedy cannot be found, then Prudential may terminate this Agreement, without liability to First Express, including without limitation for any Termination Charge, upon written notice to First Express.

Schedule C sets forth the standards of performance required by category. In no month shall First Express' error rate exceed twenty-five (25) errors for one hundred thousand (100,000) paper based payments processed in the blended categories ("Error Limit"). If First Express' errors in any given month exceed the Error Limit, then First Express shall pay to Prudential the Per Item Penalty as stated in Section N.4 of Schedule N for each item in error per month that exceeds the Error Limit up to an aggregate maximum of the Penalty Limit defined in Section N.4 of Schedule N in any calendar year. In the event that in any one (1) calendar year, the fees exceed such aggregate maximum, then Prudential shall have the option of terminating this Agreement in whole or in part for First Express' breach upon immediate notice without regard to the thirty (30) day notice provisions of Section 5.1.1. In addition to payment of the Penalty Limit defined in Section N.4 of Schedule N from First Express, Prudential shall be entitled to seek all other remedies available at law and in equity upon such termination.

If First Express achieves a quality level of ten (10) or less errors for each one hundred thousand (100,000) paper based payments processed for each month of any calendar quarter in the Processing Site, then Prudential shall pay an amount equal to the Incentive Limit defined in Section N.4 of Schedule N following such quarter. These funds are planned to be incentive compensation dollars for the First Express manager(s) and staff responsible for the attainment of these superior quality standards. In no quarter shall Prudential pay more than the Incentive Limit defined in Section N.4 of Schedule N in such bonuses.

15.	LIABILITY

15.1.	First Express Liability.

15.1.1.	Definition.

For purposes of this Section 15, actions taken "during" a given month or prior to a particular date shall mean actions taken with respect to Remittances processed by First Express during such month or prior to such date regardless of when the accounting treatment is recorded.

15.1.2.	Payment of Liabilities

Liabilities of First Express to Prudential shall be paid to Prudential within thirty (30) days of written claim therefore given by Prudential to First Express if, at such time, Prudential has made compensatory payments or has incurred costs or losses as a result of First Express' erroneous processing or delays as contemplated herein below.

15.1.3.	Recoveries

If, at any time, Prudential recovers funds, payments or costs from any third party for which it has received compensation hereunder from First Express, the amounts so recovered (less the costs of recovery) shall be remitted to First Express.

15.1.4.	Liability for Breach of Representations and Warranties

First Express shall be liable to Prudential hereunder for all losses, costs, liabilities, damages and expenses (including but not limited to legal fees and administrative costs and without regard to any limitation herein) incurred by Prudential for any reason of First Express' material breach of any representation or warranty made or given under this Agreement.

15.1.5.	Liability for Intentional Acts or Gross Negligence

First Express shall be liable to Prudential hereunder for all losses, costs, liabilities, damages and expenses (including but not limited to legal fees and administrative costs and without regard to any limitation herein) incurred by Prudential by reason of First Express', its employees', contractors' and agents' intentional or grossly negligent actions or omissions hereunder without regard to and without charge against any caps on liability herein.

15.1.6.	Liability For Errors or Delays Without Regard to Negligence

Without regard to negligence (and unless covered by Sections 15.1.4 or 15.1.5 above), and in addition to any other remedies or rights contained herein, First Express shall be liable to Prudential for all of the following:

(a) One hundred percent (100%) of the cost incurred by Prudential due to the lost use of funds (where cost of funds shall be calculated by multiplying the number of days (including each partial day as a whole day) times the Costs of Funds for one (1) day, for any day on which First Express fails to process at least twenty-five percent (25%) of the Remittances received by the respective cut-off time (as set forth in Schedule A, Section 2 at each processing site).

(b) For each Remittance that is lost, destroyed or damaged while in the possession or under the control of First Express, First Express shall be liable for the payment of (i) all reasonable administrative costs in effecting the identification and replacement of such Remittance and (ii) interest on the face amount of such Remittance at the average Federal Funds Rate as published by the Federal Reserve Board for the period from the date First Express credited the face amount of such Remittance to the amount in which such Remittance was deposited until the reimbursement in full to

Prudential of the face amount of such Remittance; provided, however, if Prudential makes every reasonable effort to, but cannot replace a Remittance within one hundred twenty (120) days from the date of notice to First Express of the loss of such Remittance, First Express shall also pay Prudential the face amount of such Remittance. If First Express discovers any apparent loss, destruction or damage to a Remittance, First Express shall (i) immediately notify Prudential verbally, (ii) promptly confirm such verbal notice by telecopy within one (1) banking day thereafter and (iii) promptly confirm such verbal notice in writing in accordance with the provisions of Section 22 of this Agreement.

15.1.7.	Limitation of First Express Liability

EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, PURSUANT TO ANY BREACH OF WARRANTIES, INFRINGEMENT AND/OR INDEMNITY AND AS SET FORTH IN SECTION 15), FIRST EXPRESS SHALL NOT HAVE LIABILITY TO PRUDENTIAL FOR INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES INCLUDING LOST PROFITS OR BUSINESS OPERATION LOSS REGARDLESS OF WHETHER First Express WAS INFORMED OF THE POSSIBILITY OF SUCH LOSS.

15.1.8.	Remedies Cumulative

Performance charges due to Prudential pursuant to Section 15 shall be in addition to any other remedy as may be available to Prudential at law or in equity.

15.2.	Prudential Liability.

15.2.1.	Personal Injury and Property Damage.

Provided that First Express shall have given Prudential prompt notice and reasonably cooperates in the defense, Prudential, at its expense, shall indemnify and hold First Express harmless, and defend any action brought against First Express with respect to any claim, demand, cause of action, judgment, proceeding, debt, liability, cost or expense, including attorneys' fees, arising out of or relating to claims for personal injury or property damage resulting from the performance of Prudential's obligations hereunder. Prudential shall have the right to control and direct the investigation, defense and settlement of each such claim.

15.2.2.	Gross Negligence and Willful Misconduct.

Provided that First Express shall have given Prudential prompt notice and reasonably cooperates in the defense, if as a direct result of gross negligence or willful misconduct, Prudential causes injury to a third party and such third party brings a legal action against First Express claiming damages for such injury, then Prudential shall indemnify and hold First Express harmless against all loss and expense associated with the defense of such action, including reasonable attorneys' fees, court costs and judgments. Prudential shall have the right to control and direct the investigation, defense and settlement of each such claim.

15.2.3.	Prudential Limitation of Liability.

EXCEPT WITH RESPECT TO SUCH LIABILITY AS MAY ARISE UNDER SECTION 15.2.1, PRUDENTIAL SHALL HAVE NO LIABILITY TO FIRST EXPRESS FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES OF ANY NATURE WHATSOEVER, INCLUDING, WITHOUT LIMITATION FOR ANY LOST PROFITS OR BUSINESS OPERATION LOSS, REGARDLESS OF WHETHER PRUDENTIAL WAS INFORMED OF THE POSSIBILITY OF SUCH LOSS. THE AGGREGATE LIABILITY OF PRUDENTIAL UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO LIABILITY FOR DAMAGES RESULTING FROM PRUDENTIAL'S NEGLIGENCE AND/OR INTENTIONAL, WILLFUL OR WRONGFUL CONDUCT, SHALL NOT EXCEED THE TOTAL FEES PAID BY PRUDENTIAL TO FIRST EXPRESS OVER A THREE (3) MONTH PERIOD IMMEDIATELY PRECEDING THE ACTION GIVING RISE TO SUCH CLAIM.

16.	INDEMNIFICATION.

First Express agrees to defend, indemnify and hold harmless Prudential, its Affiliates and their respective officers, directors, employees, agents, successors and assigns from and against any and all losses, cost, liabilities, damages and expenses of any nature whatsoever (including attorneys' fees and costs) incurred by such persons in connection with (i) personal injury or death, damage to or loss of property, or loss of Remittance occurring or alleged to have occurred by reason of any gross negligence or willful misconduct of First Express or any First Express Agents; (ii) or any incorrect warranty or any breach of any representation or warranty, covenant, agreement, obligation or undertaking in this Agreement by First Express or First Express Agent(s); or (iii) any claim that the services or material provided by First Express or First Express Agent(s) or any system or software used by First Express or First Express Agent's infringes any patent, copyright, trademark or other property right of any other third party, including without limitation losses arising by reason of any injunction against First Express or First Express Agent(s) from providing the Services in whole or in part to Prudential.

Each party shall give prompt notice of any such claim to the other. First Express shall have the right to control and direct the investigation, defense and settlement of each such claim. Prudential shall reasonably cooperate with First Express in connection with the foregoing. Should the Services as used by Prudential become, or in First Express' opinion be likely to become, the subject of an infringement claim, First Express shall at its option and sole expense either: (i) procure for Prudential the right to continue to use the Services as contemplated hereunder, or (ii) modify the Services to eliminate any infringement claim which might result from its use hereunder, provided that the Services must remain the same as provided in Schedule A, or (iii) replace the Services with equally suitable, compatible and functionally equivalent non-infringing Services at no additional charge to Prudential. If none of these options is reasonably available to First Express, Prudential may terminate this Agreement without further obligation or liability on the part of Prudential.

17.	REMITTANCE VOLUMES

Prudential makes no representations, warranties or guarantees that it will obtain Services solely from First Express. Nothing contained in this Agreement shall prevent Prudential from closing any branches it determines to close in its sole business judgment. Prudential shall not be obligated to provide substitute Remittance volumes to replace those lost from closed business units. Notwithstanding the foregoing, First Express will maintain the processing capacity expected by Prudential, as stated in Table N-2 of Section N.5 of Schedule N by year. If the actual total volume of monthly Remittances exceeds the aforementioned expected volume up to but not exceeding ten percent (10%), First Express will process the excessive Remittances in accordance with the Service Delivery Specifications provided herein. If the actual total volume of monthly Remittances exceeds the aforementioned expected volume by greater than ten percent (10%), First Express will make a commercially reasonable effort to process the quantity of Remittances that exceed ten percent (10%) in accordance with the Service Delivery Specifications provided herein. If the volume of monthly Remittances for any month is significantly (25% or more) reduced by Prudential below the expected volume, First Express has the right to assess a charge for reimbursement of fixed costs, the Monthly Fixed Cost reimbursement due shall be as follows

For a monthly remittance volume less than 75% of Expected Monthly Remittance Volume

((Expected Monthly Remittance Volume times 0.75) minus (Actual Month's Remittance Volume)) times the per item rate for the applicable year (rounded to the nearest whole dollar). An example of this calculation is provided for clarity in Section N.5 of Schedule N.

The Monthly Fixed Cost Reimbursement charge will be reassessed each subsequent month and adjusted up or down based on the actual monthly volume, but in no event shall it exceed the Maximum Fixed Cost Reimbursement amount. The Monthly Fixed Cost Reimbursement charges will end upon a monthly volume of 75% or greater of the Expected Monthly Remittance Volume for the then current calendar year. Refer to Table N-2 in Section N.5 of Schedule N for the Maximum Monthly Fixed Cost Reimbursement value by year.

18.	RECORDS AND AUDIT

18.1.	Retention of Financial Records.

First Express shall maintain complete and accurate financial records in accordance with standard accounting practices during the term of this Agreement and for a period of at least three (3) years following the date of termination of this Agreement (the "Retention Period"); provided, however, that in the event of any dispute arising under or with respect to this Agreement, the Retention Period shall last until the resolution of such dispute becomes final and non-appealable and all obligations of the parties hereto have been satisfied in full.

18.2.	Maintenance of Remittance Records.

In maintaining such records, First Express shall conform with Prudential's records retention policies attached as Schedule J, which Prudential may change from time to time in its sole discretion. If such changes directly cause additional provable costs to First Express, Prudential shall reimburse such costs provided that First Express shall obtain Prudential's prior written approval before incurring such costs and shall provide original receipts for such costs with its invoice. If Prudential does not approve such costs, then First Express shall deliver such records to Prudential at First Express' cost promptly upon Prudential's request.

18.3.	Destruction of Records.

Before any record(s) can be discarded, destroyed, moved, or otherwise purged, First Express is responsible for ensuring that any such action complies with Schedule J - Prudential Records Retention Policy., including but not limited to the provision by First Express to Prudential of an acceptable certificate of destruction file made available to Prudential and it's auditing/compliance representative.

18.4.	Access to First Express Premises and Written Records.

First Express shall provide to Prudential, such person(s) as it may designate, and its regulators and internal and external auditors (collectively "Prudential Representatives) (i) complete access those portions of First Express' and First Express Agents' premises which are used in connection with provision of the Services to Prudential; Prudential, its agents, regulators and auditors shall also have the right to examine and/or audit First Express' books and records from time to time as such books and records pertain to the Services provided hereunder to Prudential; (ii) access to First Express' officers, employees, and other representatives, including its attorneys, accountants and others, in connection with such audit; (iii) such computer access, office space and furniture and telephone, photocopying and electric service as may be necessary or advisable for Prudential's authorized representatives to conduct such examination or audit; and (iv) complete access to and right to review First Express' procedures and documentation regarding disaster recovery. All Prudential Representatives must show proper identification to First Express personnel in accordance with First Express' reasonable security procedures.

18.5.	External Audit Opinion.

If, at the request of Prudential, First Express creates any external audit opinion, external auditor's management letter, external auditors' Statement of Auditing Standards No. 70 or other report by an external auditor and provides all or part of that report to First Express' other customers, First Express shall charge Prudential for such report(s) on a pro rata basis, considering the charges to the other customers of First Express. If no other customers of First Express receive the external audit report(s) that Prudential requests, First Express shall charge Prudential on an equitable basis for such external audit report at an hourly rate not to exceed $50.00.

18.6.	Undercharges and Overpayments.

If an auditor or certified public accountant determines that First Express has overcharged or underpaid Prudential, First Express shall promptly pay to Prudential the amount of the overcharge or underpayment plus interest thereon at the Federal Funds Rate from the date of the overcharge or underpayment. The costs of the audit shall be borne by Prudential unless the overcharge or underpayment exceeds ten percent (10%) of the amount determined by the auditor or Certified Public Accountant to have been due, in which event First Express shall bear the direct out-of-pocket costs of such audit.

18.7.	First Express Financial Information.

First Express shall provide to Prudential promptly and at no charge after publication a hardcopy or access to an electronic copy of the annual report and, upon request, quarterly financial reports, of First Express' parent company First Tennessee Bank National Corporation. In addition, First Express shall furnish, on a yearly basis, Prudential with the reports of First Express' internal and external auditors in connection with First Express' system of internal accounting controls, including, but not limited to, year-end financial statements and reports, and, as issued, SAS 70 reports.

19.	REGULATORY AGENCIES

In addition to the Services, First Express will, with respect to any account or other areas of Prudential business being serviced by First Express which are subject to regulation by state, federal or any other banking authorities, perform or produce at no extra cost to Prudential any function or data uniformly required by any such authorities to the performed or produced by all entities subject to its jurisdiction.

First Express and Prudential mutually agree to provide the designated representative of state or federal regulatory authorities having jurisdiction, such examination aids and other information as may be required under such authorities' regulations at no extra cost to Prudential.

20.	SPECIAL SERVICES

Special projects, account analyses or other processing or programming services may be requested by Prudential from time to time. The cost and estimated completion date for such services will be furnished, in writing, to Prudential by First Express in accordance with the Scope Change process described in Section 3.7. Prudential shall have no obligation to pay the cost, including but not limited to the hourly rate, for such services unless agreed in writing prior to commencement and unless such services have been performed to Prudential's reasonable satisfaction.

Sort pattern changes required by Prudential, programming services and/or changes required to meet new statutory or regulatory requirements applicable to First Express’ clients generally which will be performed by First Express without charge to Prudential.

In the event a party desires to initiate a change utilizing Schedule F, attached hereto in the manner in which processing is done or Services are rendered under this Agreement, and such change would require the other party to make a significant change in the equipment, software, or systems which require testing and Acceptance prior to the implementation of the other party, the initiating party shall inform the other party. If the other party agrees to such change, such change shall be effective, provided however, that a Prudential funded change to First Express equipment, software or systems will require advance approval by Prudential in writing, including appropriate reimbursement, before such change is incorporated at any time during the term of this Agreement into First Express’ remittance processing or other business for any of its customers.

In the event of changes in planned completion deadlines set forth in Schedule A, such changes must be agreed to by both First Express and Prudential in writing provided however that if the Federal Reserve Bank or its affiliated clearing network establish earlier deadlines than those in effect in the date of this Agreement with which Prudential must comply and First Express cannot reasonably accommodate such earlier deadlines, Prudential may terminate this Agreement, in whole or in part, upon written notice to First Express without liability to First Express hereunder, including without limitation, any liability for Termination Charge.

21.	REPORTS

All of the listed reports are utilized to research remittance transaction. Reports are utilized in Prudential’s reconciliation of the daily bank deposit. They are also utilized for the daily validation of the transmission and monthly billing statement. These reports will be available on-line through First Tennessee's website.

22.	NOTICES

Any and all notices that may be required shall be in writing and delivered by hand or sent via certified or registered mail, return receipt requested, to the parties at the addresses hereafter stated or to such other address( es) as the parties may hereafter notify each other in writing:

If to Prudential:	Richard A. Austin
Director
Prudential Financial
2102 Welsh Road
Dresher, PA 19025

With a copy to:	David Woodward	Robert Waskiewicz
Director	Relationship Manger
Prudential Financial	Prudential Financial
2101 Welsh Road	2101 Welsh Road
Dresher, PA 19025	Dresher, PA 19025

and 3rd	Technology Law and Contracts Group
copy to:	80 Livingston Avenue, NJ-09-02-76
Roseland, New Jersey 07068-1701

If to First Tennessee:	First Express Remittance Processing, Inc.
5101 Interchange Way
Louisville, Kentucky 40229
Attention: Customer Service Manager

Notices delivered by hand shall be deemed received upon tendered delivery, and those sent by mail shall be deemed received three days after deposit in the mail as described above.

23.	CONFIDENTIAL INFORMATION AND OWNERSHIP OF DATA

23.1.	Confidential Information.

An amended Confidentiality Agreement attached hereto as Schedule K is incorporated herein by reference.

23.2.	Ownership of Work Product.

First Express acknowledges and agrees that all materials, products, forms, data, electronic forms converted from various defined formats, reports, documentation,

deliverables and inventions developed exclusively for or provided by Prudential in performance of the Services are Prudential Confidential Information and the property of Prudential. First Express shall provide reports, electronic forms, and programs developed exclusively for and paid for by Prudential, except for software licensed from a third party or software and programs utilized for performance of similar services by First Tennessee or First Express for their customers. If First Express is unable to provide software or programs due to the aforementioned, First Express will provide suitable documentation pertaining to any computer programs developed for Prudential, in performance of the Services. Such documentation shall adequately explain the functionality, output format, and expected results, as well as the programming hours required to develop the computer programs. First Express agrees to give Prudential, and any person designated by Prudential, reasonable assistance, at Prudential's expense, required to perfect the rights defined in this Section 23.2, including but not limited to, executing and delivering all documents requested by Prudential in connection therewith. Unless otherwise directed by Prudential, upon the completion of the Services or upon the earlier termination of the engagement, First Express shall immediately turn over to Prudential all working papers, descriptions, reports, notes and data. Notwithstanding the foregoing, First Express reserves all rights in and to the tools, utilities, programs, and standards developed by First Express utilized to provide the Services, excluding any Prudential Confidential Information or any software owned or developed for Prudential or licensed by Prudential.

23.3.	Access to Prudential’s Systems.

First Express shall comply with the terms and conditions of the Remote Computing Services Agreement, which is attached hereto and incorporated herein as Schedule L.

24.	INSURANCE

24.1.	Policies of Insurance.

First Express hereby agrees to maintain in full force and effect at all times while it has any obligations remaining under this Agreement, policies of insurance issued by a responsible carrier or carriers with a minimum AM Best Rating of B+ VIII or higher acceptable to Prudential which afford the following coverages:

i.      Workers Compensation Insurance at no less than statutory requirements, or state-qualified self insurance, but including employer's liability with a limit of not less than $1,000,000 per accident per disease;

ii.	Non-Occupational Disability Insurance required by law;

iii.    Commercial General Liability Insurance (Occurrence Form) including, but not limited to, Broad Form Contractual liability with coverage of not less than $1,000,000 injury (or death) and property damage;

iv.

Automobile liability insurance in an amount not less than $1,000,000 per occurrence Combined Single Limit for bodily injury and property damage, including owned, non-owned and hired vehicles;

v.     Fidelity Insurance in an amount not less than $1,000,000 per occurrence which will cover any loss sustained by Prudential as a result of dishonesty of First Express' employees or agents;

vi.    Property Insurance or Fidelity Insurance covering all loss or damage to any of the items (including Reconstruction Costs and Valuable Papers) while in the possession of First Express or its agents in an amount not less than $1,000,000 per occurrence;

vii.   Umbrella Liability Insurance with a minimum limit of $5,000,000 in excess of General Liability, Automobile Liability and Employer's Liability; and

viii. Errors and Omissions Liability Insurance in an amount not less than $5,000,000 covering liability for loss or damage due to an act, error, omission or negligence.

24.2.	Evidence of Insurance.

First Express shall have provided Prudential prior to execution of this Agreement, and thereafter will provide from time to time upon request, with certificates of insurance or other documentation satisfactory to Prudential which evidence that the insurance required under this Agreement is in full force and effect at all times. Policies required to be obtained pursuant to Section 24.1 above must be endorsed to provide that thirty (30) days' advance written notice of cancellation or material change will be given to Prudential and to show Prudential as additional insured under the policies noted in Section 24.1 (iii) Section 24.1 (iv), Section 24.1 (vii) and Section 24.1 (viii)

The parties involved in this Agreement waive all rights against each other for damages caused by fire or any other perils covered by the standard special causes of loss from property policy. All property insurance policies shall contain a waiver of subrogation by endorsement or otherwise. The parties involved agree that property insurance represents the sole recourse for loss or damage to property and waive rights to recover for property damage from each other, with the exception of damage caused by gross negligence or willful misconduct.

24.3.	Subcontractor Insurance.

First Express shall either (a) require each of its subcontractors to maintain insurance coverages at least equivalent to those required above of First Express (but without the requirement that Prudential be named as an additional insured) or

(b) indemnify Prudential against any loss suffered by it as a result of the failure of any such subcontractor to maintain such insurance coverages.

25.	RELATIONSHIP OF THE PARTIES

25.1.	Independent Contractor.

It is agreed that First Express is an independent contractor hereunder and neither party hereto, nor its employees or agents, shall be deemed to be the partner(s), joint venture(s), employee(s) or agent(s) of the other.

25.2.	Employee Taxes and Benefits.

First Express shall assume full responsibility for the withholding and payment of all federal, state and local taxes or contributions imposed or required under unemployment insurance, disability, social security and income tax laws with respect to its employees or agents. No person employed by First Express or its agents shall be entitled to participate in Prudential's employee insurance and retirement programs.

26.	FORCE MAJEURE

A party hereto shall not be liable to the other if it is prevented from performing any of its obligations under this Agreement by a Force Majeure Event, provided the inability to perform could not be prevented by the exercise of reasonable diligence and judgment and the affected party made all best efforts to mitigate the effects of such inability to perform. The occurrence of a Force Majeure Event does not limit or otherwise affect obligation to implement the Disaster Recovery Plan as described in Section 12.

26.1.	Allocation of Resources.

Whenever a Force Majeure Event causes First Express to allocate limited resources between or among First Express' customers, Prudential shall receive at least the same priority as First Express' other customers in respect of each allocation.

26.2.	Fee Adjustment.

If First Express fails to offer the Services in accordance with this Agreement due to the occurrence of a Force Majeure Event, the Fees shall be adjusted in a manner such that Prudential is not responsible for the payment of any charges for Services that First Express fails to provide.

26.3.	Resumption of Service.

If any Force Majeure Event prevents, hinders or delays performance of any of the Services and First Express is unable to reinstate such Services in accordance with the requirements of this Agreement, Prudential may, upon notice to First Express, either (1) terminate this Agreement without regard to Section 5.1.5; or (2) procure such services from an alternate source at reasonable charges. In such latter event, if the fees paid by Prudential for procuring such services from an alternate source exceed the fees that would have been payable by Prudential if such services had been provided by First Express under this Agreement, then First Express shall reimburse Prudential for the amount of such excess, up to a maximum of twenty percent (20%) of the fees which would have been payable by Prudential if such services had been provided by First Express under this Agreement.

27.	NO TRANSFER

27.1.	No Assignment.

This Agreement is not assignable or otherwise transferable by either party hereto, except by Prudential to any of its Affiliates. Any attempted assignment other than as permitted under this Section 27.1 shall be void and of no force or effect.

27.2	No Subcontracting.

Other than with respect to ancillary services, First Express is prohibited from subcontracting any work or Services under the Agreement without the prior written consent of an authorized officer of Prudential. If First Express does subcontract work, the limited right granted hereunder to First Express to subcontract the tasks specified herein is expressly conditioned upon First Express' enforcement and protection of the rights of Prudential pursuant to this Agreement.

a.

If any First Express Agent fails to abide by such Agreement, First Express shall have an opportunity to enforce the Agreement against such First Express Agent and agrees to enforce the Agreement to Prudential's satisfaction and shall not settle any action absent Prudential's consent.

b.

In the event First Express does not enforce the Agreement against such First Express Agent to Prudential's satisfaction, upon Prudential's reasonable request, which shall provide an opportunity for First Express to enforce such Agreement, First Express will permit Prudential in First Express' name and stead to enforce such Agreement as Prudential deems necessary and appropriate. First Express shall bear all reasonable expenses (including attorneys' fees) of Prudential incurred in enforcing such Agreement.

c.	First Express shall remain responsible for the performance of all First Express Agents.
d.

First Express shall include a provision in all of its agreements with First Express Agents stating that such First Express Agents shall look to First Express for payment and shall under no circumstances look to any other party, including Prudential, for payment. First Express agrees to defend, indemnify and hold Prudential harmless for any loss, damages, costs, expenses (including legal fees) incurred due to any claims by or against First Express regarding breach of the provisions of the Agreement, including, but not limited to, the provisions regarding First Express Agent looking only to First Express for payment for services which may be rendered.

27.2.

No Convict Labor.

First Express shall not use any prison inmates nor shall it contract with any prison system to perform any Services required under this Agreement.

28.	NON-USE OF PRUDENTIAL NAME

Nothing contained in this Agreement shall be construed as conferring any right to use, or to refer to in any advertising, publicity, promotion, marketing or other activities, any name, trade name, trade or service mark, or any other designation of Prudential or any of its Affiliates including, but not limited to, any contraction, abbreviation or simulation thereof. First Express agrees not to disclose to any third party that it has performed or contracted to perform Services hereunder for Prudential, or other terms or conditions of this Agreement, without the prior express written consent of Prudential. Notwithstanding the foregoing, First Express may use Prudential's name on First Express' list of customers provided that such use is strictly factual. If for any reason Prudential determines that First Express' use of Prudential's name as permitted hereunder is not within the foregoing restrictions, dilutes Prudential's mark or is otherwise adverse to Prudential's interest, First Express shall immediately cease such use of any materials that Prudential deems to be in violation of this Section 28.

29.	EQUAL OPPORTUNITY

The following clauses shall apply if required by the applicable law with respect to the performance of this Agreement and if this Agreement is not otherwise exempt under federal law or applicable regulations:

1.

First Express represents that it is an equal opportunity employer, as described in Section 202 of Executive Order 11246, dated September 24, 1976, as amended, and, as such, agrees to comply with the provisions of said Executive Order and its implementing regulations during the performance of this Agreement; and

2.

First Express agrees to comply with the affirmative action requirements of Part 60-741.4 Title 41, Code of Federal Regulations, with respect to handicapped workers during the performance of this Agreement; and

3.

First Express agrees to comply with the affirmative action requirements of Part 60-250.4, Title 41, Code of Federal Regulations, with respect to Disabled Veterans and Veterans of the Vietnam Era during the performance of this Agreement; and

4.

First Express agrees to comply with the provisions of Executive Order 11625 and its implementing regulations with respect to the utilization of minority business enterprises during the performance of this Agreement.

30.                PROHIBITION OF CONFLICT OF INTEREST

30.1.	Prudential Policy.

First Express acknowledges that the purchasing policy of Prudential prohibits Prudential Personnel from accepting anything of value of any kind from First Express or its officers, directors, employees or agents unless approved in advance and in writing by the Executive of Administrative Services for Prudential. The purchasing policy of Prudential also prohibits any Prudential Personnel from having business relationship of any kind with First Express or its officers, directors, employees or agents. Notwithstanding the foregoing, if First Express is a publicly held corporation, Prudential Personnel may (a) hold without disclosure an interest in shares of First Express' capital stock up to one tenth of one percent (0.1%) of First Express' total outstanding shares or up to ten thousand dollars ($10,000) in current market value (whichever is less) and (b) hold a greater interest in shares of First Express' capital stock if such interest is disclosed to Prudential in accordance with Prudential's purchasing policy. Prudential Personnel also may purchase consumer goods or services that First Express may offer for sale to the general public on the same terms and conditions available to the general public. First Express shall neither give incentive to any Prudential Personnel to violate Prudential's purchasing policy nor shall it participate in any Prudential Personnel's violation of such policy.

30.2.	Undue Influence.

First Express has not and agrees that it, its employees, subcontractors and/or agents shall not, for the purposes of influencing any decisions with respect to the making of this Agreement or in connection with any work or Services contemplated or performed relative to obtaining this Agreement or fulfilling its obligations hereunder, pay, give or extend, either directly or indirectly, any wages, compensation, gifts or gratuities to any agent, officer, or employee of Prudential or its Affiliates.

30.3.	No Conflicts.

During the Term, First Express shall not perform any services, or employ any individual in the performance of the Services hereunder, hostile to the interests of Prudential, or otherwise engage in activities adverse to the interests of Prudential. Notwithstanding the foregoing, Prudential acknowledges that First Express may provide products and services to Prudential's competitors in First Express' ordinary course of business.

31.	FORBEARANCE

The failure of either party to insist upon the performance of any terms or conditions of this Agreement, to exercise any right or privilege conferred in this Agreement, or to demand any penalties resulting from any breach of any of the terms and conditions of this Agreement shall not be construed as waiving any terms, conditions, rights or privileges, but the same shall continue and remain in full force and effect.

32.	HEADINGS

The headings contained in this Agreement are for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

33.	SEVERABILITY

The invalidity, illegibility or unenforceability of any provision of this Agreement shall in no way affect the validity, legality or enforceability of the remainder of the Agreement.

34.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by the laws of the State of New Jersey without regard to conflicts of laws. First Express and Prudential hereby agree on behalf of themselves and any person claiming by or through them that the sole jurisdiction and venue for any litigation arising from or relating to this Agreement shall be an appropriate federal or state court located in Newark, New Jersey.

35.	USE BY FORMER AFFILIATES, SUBSIDIARIES AND/OR BUSINESS UNITS

Notwithstanding anything contained herein, Prudential may, at no additional charge, provide access to and/or use the Services to process the Remittances of former affiliates, subsidiaries and/or business units (hereinafter "Divested Entities") for a period not to exceed three (3) years after such entities become Divested Entities and as otherwise expressly extended upon mutual agreement. First Express expressly acknowledge that Prudential can continue to provide access and/or use of these Services to process the Remittances of it's Divested Entity, High Point, for an additional period of 2 years from the last day of the initial 3 year period. Prudential shall either agree to assume responsibility for such entities' access to use of the Services, subject to the terms of this Agreement or to obtain the Divested Entities' written agreement to comply with the terms of this Agreement.

36.	ATTORNEYS’ FEES

Notwithstanding any limitation herein, in any litigation between the parties hereto arising out of or with respect to this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees (including, but not limited to, allocated costs of in-house staff counsel) and court costs.

37.	SURVIVAL

The provisions set forth in Sections 1,4.3, 5.3, 5.4, 11.3, 13, 15, 16, 18, 19, 22, 23, 24, 25, 28, 31, 32, 33, 34, 36, 37, 38, and 39 of this Agreement shall survive termination of the Agreement for any reason.

38.

ENTIRE AGREEMENT

This Agreement, including Schedules A, B, C, D, E, G, H, I, J, L, M and N and Schedule K as amended in Section 23.1, expresses the entire agreement made by Prudential and First Express with respect to the subject matter hereof and supersede all previous agreements, whether written or oral, and no other agreement, statement or representation shall be binding upon the parties unless reduced to writing and signed by the party intended to be bound.

39.	CONFLICT IN PROVISIONS

In the event of any conflict between the terms of the main body of this Agreement and any Schedule hereto, the terms of the main body of this Agreement shall govern.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their corporate officers as of the day and year first written above.

FIRST TENNESSEE BANK	THE PRUDENTIAL INSURANCE
NATIONAL ASSOCIATION	COMPANY OF AMERICA

By: ___/s/ John C. Fox________________	By: ___/s/ Robert House______________

Name: ____John C. Fox_______________	Name: ___Robert House______________

Title: ________EVP__________________	Title: ____ Vice President_____________

Date: _____12-19-07__________________	Date: ______12-20-07________________

legal seal

1-9-08